UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SCHOLASTIC CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.01

(Title of Class of Securities)

807066105

(CUSIP Number of Class of Securities)

Scholastic Corporation

Attention: Chris Lick

557 Broadway, New York, NY 10012-3999

(212) 343-6100

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Thomas J. Rice, Esq.

Michael S. Pilo, Esq.

Baker & McKenzie LLP

452 Fifth Avenue

New York, NY 10018

(212) 626-4100

Marisa D. Stavenas

John O’Connell

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2000

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No.3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission by Scholastic Corporation, a Delaware corporation (“Scholastic,” or the “Company”) on March 23, 2026, and amended on March 30, 2026 and April 21, 2026 (the “Schedule TO”) relating to the offer by Scholastic to purchase for cash up to $200 million in value of shares of common stock, par value $0.01 per share (each, a “Share,” and collectively, the “Shares”), of the Company at a price of not less than $36.00 and not greater than $40.00 per Share, to the seller in cash, less any applicable withholding taxes and without interest. Scholastic’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 23, 2026, a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO (together with such amendments or supplements thereto, the “Offer to Purchase”), and the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”) and, together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Offer”, a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO.

The purpose of this Amendment is to amend and supplement the Schedule TO and the Offer to Purchase. Only those items that are amended are reported in this Amendment. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged. This Amendment should be read together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Item 11. Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

(d) On April 23, 2026, the Company issued a press release announcing the final results of the Tender Offer, which expired at 5:00 p.m. New York City time on April 20, 2026. A copy of such press release is filed as Exhibit (a)(9) to this Amendment and incorporated by reference herein.

Item 12.	Exhibits

Exhibit No	Description

(a)(1)(A)**	Offer to Purchase, dated March 23, 2026.

(a)(1)(B)**	Letter of Transmittal.

(a)(1)(C)**	Notice of Guaranteed Delivery.

(a)(1)(D)**	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated March 23, 2026.

(a)(1)(E)**	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated March 23, 2026.

(a)(1)(F)**	Letter to participants in the Scholastic Corporation 401(k) Savings and Retirement Plan.

(a)(1)(G)**	Summary Advertisement, dated as of March 23, 2026.

(a)(1)(H)**	Communication with Employees.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Press release announcing the intention to commence the Tender Offer, dated March 19 2026 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on March 19, 2026).

(a)(6)**	Press release announcing the commencement of the Tender Offer, dated March 23, 2026.

(a)(7)	Press release announcing third quarter fiscal 2026 earnings results, dated March 19, 2026 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on March 19, 2026).

(a)(8)**	Press release announcing the Preliminary Results of Modified Dutch Auction Tender offer, dated April 21, 2026.

(a)(9)*	Press release announcing the Final Results of Modified Dutch Auction Tender offer, dated April 23, 2026.

(b)	Not applicable

(d)(1)	Scholastic Corporation Management Stock Purchase Plan, amended and restated effective as of September 23, 2008 (incorporated by reference to the Company’s Annual Report on Form 10-K as filed with the SEC on July 30, 2009, SEC File No. 000-19860) (the “2009 10-K”), together with Amendment No. 1 to the Scholastic Corporation Management Stock Purchase Plan, effective as of September 21, 2011 (incorporated by reference to Appendix B to the Company’s definitive Proxy Statement as filed with the SEC on August 9, 2011, SEC File No. 000-19860).

(d)(2)	Scholastic Corporation Directors’ Deferred Compensation Plan, amended and restated effective as of September 23, 2008 (incorporated by reference to the 2009 10-K).

(d)(3)	Scholastic Corporation 2007 Outside Directors Stock Incentive Plan (the “2007 Directors’ Plan”) effective as of September 23, 2008 (incorporated by reference to the 2009 10-K) and the Amended and Restated Scholastic Corporation 2007 Outside Directors Stock Incentive Plan (incorporated by reference to the Company’s Quarterly Report on Form 10-Q as filed with the SEC on January 2, 2013, SEC File No. 000-19860) (the “November 30, 2012 10-Q”), and Amendment No. 1, effective as of May 21, 2013 (incorporated by reference to the Company’s Annual Report on Form 10-K as filed with the SEC on July 25, 2013, SEC file No. 000-19860 (the “2013 10-K”)), and Amendment No. 2, effective as of December 16, 2015 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q as filed with the SEC on December 18, 2015, SEC File No. 000-19860).

(d)(4)	Form of Stock Option Agreement under the 2007 Directors’ Plan (incorporated by reference to the Company’s Quarterly Report on Form 10-Q as filed with the SEC on January 9, 2008, SEC File No. 000-19860) and the Form of Stock Option Agreement under the 2007 Directors’ Plan, effective as of September 19, 2012 (incorporated by reference to the November 30, 2012 10-Q).

(d)(5)	Form of Restricted Stock Unit Agreement under the 2007 Directors’ Plan (incorporated by reference to the 2009 10-K) and the Form of Restricted Stock Unit Agreement (incorporated by reference to the November 30, 2012 10-Q).

(d)(6)	Scholastic Corporation 2011 Stock Incentive Plan (incorporated by reference to the Company’s Quarterly Report on Form 10-Q as filed with the SEC on December 22, 2011, SEC File No. 000-19860 (the “November 30, 2011 10-Q”)). Amendment No. 1 to the Scholastic Corporation 2011 Stock Incentive Plan (incorporated by reference to the 2013 10-K), Amendment No. 2 to the Scholastic Corporation 2011 Stock Incentive Plan (incorporated by reference to the Company’s Quarterly Report on Form 10-Q as filed with the SEC on December 22, 2014, SEC File No. 000-19860), and Amendment No. 3 to the Scholastic Corporation 2011 Stock Incentive Plan (incorporated by reference to the Company’s Quarterly Report on Form 10-Q as filed with the SEC on December 20, 2018, SEC file No. 000-19860).

(d)(7)	Form of Restricted Stock Unit Agreement under the Scholastic Corporation 2011 Stock Incentive Plan (incorporated by reference to the November 30, 2011 10-Q).

(d)(8)	Form of Stock Option Agreement under the Scholastic Corporation 2011 Stock Incentive Plan (incorporated by reference to the November 30, 2011 10-Q).

(d)(9)	Scholastic Corporation 2017 Outside Directors Stock Incentive Plan (incorporated by reference to the Company’s Quarterly Report on Form 10-Q as filed with the SEC on September 21, 2017, SEC file No. 000-19860) (the “August 31, 2017 10-Q”).

(d)(10)	Form of Non-Qualified Stock Option Agreement under the Scholastic Corporation 2017 Outside Directors Stock Incentive Plan (incorporated by reference to the August 31, 2017 10-Q).

(d)(11)	Form of Restricted Stock Unit Agreement under the Scholastic Corporation 2017 Outside Directors Stock Incentive Plan (incorporated by reference to the August 31, 2017 10-Q).

(d)(12)	Scholastic Corporation 2021 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q as filed with the SEC on September 23, 2022, SEC file No. 000-19860) (the “August 31, 2022 10-Q”).

(d)(13)	Form of Stock Option Agreement under the Scholastic Corporation 2021 Stock Incentive Plan (incorporated by reference to the Company’s Quarterly Report on Form 10-Q, as filed with the SEC on December 17, 2021, SEC file No. 000-19860) (the “November 30, 2021 10-Q”).

(d)(14)	Form of Restricted Stock Unit Agreement under the Scholastic Corporation 2021 Stock Incentive Plan (incorporated by reference to the November 30, 2021 10-Q).

(d)(15)	Form of Performance Restricted Stock Unit Agreement under the Scholastic Corporation 2021 Stock Incentive Plan (incorporated by reference to Company’s Quarterly Report on Form 10-Q, as filed with the SEC on December 20, 2024, SEC file No. 000-19860) (the “the November 30, 2024 10-Q).

(d)16)	Amended and Restated Employment Agreement between Scholastic Corporation and Peter Warwick, effective August 1, 2021 (incorporated by reference to the August 31, 2022 10-Q).

(d)(17)	Stock Option Agreement between Scholastic Corporation and Peter Warwick, dated August 1, 2021 (incorporated by reference to the November 30, 2021 10-Q).

(d)(18)	Restricted Stock Unit Agreement between Scholastic Corporation and Peter Warwick, dated August 1, 2021 (incorporated by reference to the November 30, 2021 10-Q).

(d)(19)	Performance Stock Unit Agreement between Scholastic Corporation and Peter Warwick, dated August 1, 2021 (incorporated by reference to the November 30, 2021 10-Q).

(d)(20)	Share Repurchase Agreement between Scholastic Corporation and the Preliminary co-Executors of the Estate of M. Richard Robinson, Jr., effective January 12, 2022 (incorporated by reference to the corporation’s Quarterly Report on Form 10-Q as filed with the SEC on March 18, 2022, SEC file No. 000-19860) (“the February 28, 2022 10-Q”).

(d)(21)	Performance Stock Unit Agreement between Scholastic Corporation and Peter Warwick, dated July 19, 2022, (incorporated by reference to the August 31, 2022 10-Q).

(d)(22)	Performance Stock Unit Agreement between Scholastic Corporation and Peter Warwick, dated July 18, 2023, (incorporated by reference to the November 30, 2023 10-Q).

(d)(23)	Employment Agreement dated October 3, 2023 between Kenneth Cleary and Scholastic Inc. (incorporated by reference to Form 8-K filed October 3, 2023).

(d)(24)	First Amendment to Amended And Restated Employment Agreement dated October 4, 2023 between Peter Warwick and Scholastic Inc. (incorporated by reference to Form 8-K filed October 4, 2023).

(d)(25)	Letter Agreement dated January 25, 2024 between Peter Warwick and the Company (incorporated by reference to Form 8-K filed January 25, 2024).

(d)(26)	Offer Letter dated December 5, 2023 between Haji Glover and Scholastic Inc. (incorporated by reference to Form 8-K filed January 8, 2024).

(d)(27)	Share Repurchase Agreement between Scholastic Corporation and the Preliminary co-Executors of the Estate of M. Richard Robinson, Jr., effective April 18, 2024 (incorporated by reference to Company’s Annual Report on Form 10-K, filed with the SEC on July 19, 2024, SEC file No. 000-19860).

(d)(28)	Offer Letter dated July 11, 2022 between Jeffrey N. Matthews and Scholastic Inc. (incorporated by reference to the November 30, 2024 10-Q).

(d)(29)	Performance Stock Unit Agreement between Scholastic Corporation and Peter Warwick, dated July 16, 2024 (incorporated by reference to the November 30, 2024 10-Q).

(d)(30)	Performance Stock Unit Agreement between Scholastic Corporation and Jeffrey N. Mathews, dated October 1, 2024 (incorporated by reference to the November 30, 2024 10-Q).

(d)(31)	Restricted Stock Unit Agreement between Scholastic Corporation and Jeffrey N. Mathews, dated October 1, 2024 (incorporated by reference to the November 30, 2024 10-Q).

(d)(32)	Letter Agreement dated January 30, 2025 between Peter Warwick and the Company (incorporated by reference to the February 28, 2025 10-Q).

(d)(33)	Amended and Restated Credit Agreement dated as of October 27, 2021 (the “Credit Agreement”) among Scholastic Corporation and Scholastic Inc., as Borrowers, the lenders from time to time party thereto, Wells Fargo Bank, National Association and Truist Bank as Co-Syndication Agents, Fifth Third Bank, National Association, HSBC Bank USA, National Association, and Citibank, N.A. as Co-Agents and Bank of America, N.A., as Administrative Agent (incorporated by reference to the Corporation’s Quarterly Report on Form 10-Q as filed with the SEC on March 24, 2023, SEC File No. 000-19860) (the “February 28, 2023 10-Q”).

(d)(34)	First Amendment, dated as of February 28, 2023, to the Amended and Restated Credit Agreement dated as of October 27, 2021 (the “Credit Agreement”) by and between Scholastic Corporation and Scholastic Inc., the lenders from time to time party thereto, and Bank of America, N.A., as administrative agent (incorporated by reference to the Corporation’s Quarterly Report on Form 10-Q as filed with the SEC on March 24, 2023, SEC File No. 000-19860) (the “February 28, 2023 10-Q”).

(d)(35)	Second Amendment, dated as of February 28, 2023, to the Amended and Restated Credit Agreement dated as of October 27, 2021 (the “Credit Agreement”) by and between Scholastic Corporation and Scholastic Inc., the lenders from time to time party thereto, and Bank of America, N.A., as administrative agent (incorporated by reference to the February 28, 2023 10-Q).

(d)(36)	Third Amendment, dated as of November 26, 2024, to the Amended and Restated Credit Agreement dated as of October 27, 2021 (the “Credit Agreement”) by and between Scholastic Corporation and Scholastic Inc., the lenders from time to time party thereto, and Bank of America, N.A., as administrative agent (incorporated by reference to Form 8-K filed December 3, 2024).

(d)(37)	Letter Agreement dated January 29, 2026 between Peter Warwick and Scholastic Corporation (incorporated by reference to the Corporation’s Quarterly Report on Form 10-Q as filed with the SEC on March 20, 2026, SEC File No. 000-19860) (the “February 28, 2026 10-Q”).

(d)(38)	Amendment dated January 9, 2026, to offer of employment letter, effective November 18, 2019, between Scholastic Inc. and Sasha Quinton (incorporated by reference to the February 28, 2026 10-Q).

(g)	Not applicable.

(h)	Not applicable.

107	Calculation of Filing Fees.

*	Filed herewith
**	Previously filed with the Schedule TO on March 23, 2026.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date: April 23, 2026

SCHOLASTIC CORPORATION

By:	/s/ Chris Lick
Name:	Chris Lick
Title:	Executive Vice President, General Counsel and Secretary